FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 9, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of other relevant information registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on 21 August 2026 (registry number 42494), it is communicated that, following the execution of the capital reduction referred to in such notice by decision of the Bank’s executive committee at its meeting held on 1 September, on 9 September 2026 the public deed of capital reduction (and consequent Bylaw amendment) for the amount of EUR 231,341,569.50, through the cancellation of 462,683,139 own shares, representing approximately 3.08% of the Bank’s share capital, was registered with the Commercial Registry of Santander.

Consequently, the Bank’s share capital has been set at EUR 7,278,241,400.50, represented by 14,556,482,801 shares with a nominal value of EUR 0.50 each. All of the shares belong to the same class and have the same rights.

It is stated for the record that, the accumulated share capital reduction of Banco Santander resulting from the execution of the share buyback programmes and the corresponding share capital reductions carried out since 2021 amounts to EUR 1,557,002,469.50. The Bank has repurchased and cancelled 3,114,004,939 shares since that date, representing approximately 18% of its outstanding shares as of the start of such period.

Boadilla del Monte (Madrid), 9 September 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 9, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance